SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 22, 2020

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 22, 2020 regarding “First quarter report 2020”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: April 22, 2020

First quarter report 2020

Stockholm, April 22, 2020

First quarter highlights

•	Sales were SEK 49.8 (48.9) b. A decline by -2% adjusted for comparable units and currency.

•	The Covid-19 pandemic had limited impact on operating income and cash flow in the quarter.

•	Gross margin excluding restructuring charges improved to 40.4% (38.5%). Gross margin improved QoQ in all segments.

•

Operating income excluding restructuring charges was SEK 4.6 b. (9.3% operating margin). Q1 2019 operating income excluding restructuring charges and items affecting comparability was SEK 3.5 b. (7.2% operating margin).

•	Networks sales adjusted for comparable units and currency were flat YoY and operating margin improved to 16.6% (16.3%).

•

Digital Services operating income was SEK -1.4 (-1.8) b. Gross margin improved driven mainly by higher software sales. Sales adjusted for comparable units and currency declined by -9% due to lower services and legacy hardware sales, and negative impact from Covid-19.

•	Net income was SEK 2.3 (2.4) b.

•	Free cash flow before M&A was SEK 2.3 (3.5) b. further strengthening the net cash position to SEK 38.4 b. from SEK 34.5 b. in Q4 2019.

SEK b.	Q1 2020	Q1 2019	YoY change	Q4 2019	QoQ change
Net sales	49.8	48.9	2%	66.4	-25%
Sales growth adj. for comparable units and currency	—	—	-2%	—	—
Gross margin	39.8%	38.4%	—	36.8%	—
Gross margin excluding restructuring charges	40.4%	38.5%	—	37.1%	—
Operating income	4.3	4.9	-12%	6.1	-30%
Operating margin	8.7%	10.0%	—	9.2%	—
Operating income excl. restr. charges & items affecting comparability in 2019 ¹	4.6	3.5	30%	6.0	-23%
Operating margin excl. restr. charges & items affecting comparability in 2019 ¹	9.3%	7.2%	—	9.0%	—
Net income	2.3	2.4	-5%	4.5	-49%
EPS diluted, SEK	0.65	0.70	-7%	1.33	-51%
Free cash flow before M&A	2.3	3.5	-33%	-1.9	—
Net cash, end of period	38.4	36.1	6%	34.5	11%

[1]

Excludes restructuring charges in all periods. No other adjustments made in Q1 2020. Q4 2019 excludes a provision reversal related to the SEC and DOJ investigations (SEK 0.7 b.) and costs related to wind-down of the ST-Ericsson legal structure (SEK -0.3 b.). Q1 2019 excludes a capital gain related to the divestment of 51% of MediaKind (SEK 0.7 b.), divestment of certain assets in Red Bee Media (SEK 0.1 b.) and a reversal of an earlier provision for impairment of trade receivables following customer payment (SEK 0.7 b.).

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

Planning assumptions highlights (please see page 4 for complete planning assumptions.)

Market related

•	The RAN equipment market is estimated to increase by 4% for full-year 2020 with 0% CAGR for 2019-2024. (Source: Dell’Oro Jan and Feb, 2020)

Net Sales

•	Three-year average sales seasonality between Q1 and Q2 is 11%. For Q2 somewhat lower than normal sequential sales growth is expected as there are uncertainties impacting short-term growth negatively:
•	The approved operator merger in North America is expected to build an even stronger 5G momentum and investments are expected to intensify during the second half of the year. However, the Ericsson managed services contract is expected to be negatively impacted over time, starting in Q2.

Gross margin

1 Ericsson | First Quarter Report 2020

•	Covid-19 and actions taken by governments to slow down the spread are making service delivery and supply harder due to lockdowns and travel restrictions in many countries.

•	While there have been no material effects so far on the demand situation, it is prudent to believe that the slowdown in the general economy may lead some operators to delay their investment programs.
•	The targets for full-year 2020 take into account an increasing share of strategic contracts, including 5G in China. A larger share of these contracts is expected to impact Q2, rather than being evenly distributed over the year. Operational improvements will continue and are expected to partly offset the negative impact.

2 Ericsson | First Quarter Report 2020

CEO comments

We are going through unprecedented times with Covid-19 which has impacted everyone around the world either directly or indirectly. Throughout this crisis, we guide our decisions by putting the safety and health of our employees, customers and partners as a first priority. Ericsson delivered a solid result during the first quarter, with limited impact from the Covid-19 pandemic. An important indicator of our strategy execution is the improvement in gross margin. The Q1 gross margin1 increased to 40.4% (38.5%) YoY, driven by improvements across segments. We expect our industry to show resilience throughout the pandemic and we are well positioned with a competitive 5G product offering and cost structure. There is near-term uncertainty around sales volumes due to Covid-19 and the macroeconomic situation, but with current visibility we have no reason to change our financial targets for 2020 and 2022.

In segment Networks, the gross margin1 increased to 44.6% (43.2%) reflecting the strong business fundamentals with high activity across multiple regions. A favorable business mix more than compensated for an increased portion of strategic contracts and the expected negative effect from the acquired antenna and filter business. The operating margin1 reached 16.8%.

We see strong underlying customer momentum in segment Digital Services. We are confident about our offering and market position. Leading operators have awarded us several 5G Core contracts, which are expected to start generating material revenues from 2021. While the rationalization of the legacy portfolio will continue, we are increasing R&D investments in our 5G and cloud-native portfolio to capture the new opportunities. Execution of the turnaround follows the plan, but earnings will vary between quarters. In the first quarter, currency adjusted sales declined by -9% due to fewer project completions and a somewhat negative impact from Covid-19 as access to some customer networks was limited. In addition, legacy hardware sales declined in line with our strategy. However, fundamental to our strategy, sales of software increased and gross margin1 reached 40%, despite a SEK -0.2 b. negative impact from one of the few remaining critical contracts.

In Managed Services our investments in automation and AI continue to contribute to improving the gross margin. There will be quarterly variations depending on timing of add-on sales and costs, but underlying margins have been established at a higher level.

Our cash position has further strengthened driven by free cash flow before M&A of SEK 2.3 b. in the quarter. This further solidified our resilience which enables us to continue to invest in our technology leadership. At the same time, we will continue our efforts to drive efficiency and cost reductions to further increase competitiveness.

Underlying business fundamentals remain strong. With growth in data in general and with working from home as the new normal in many countries, good connectivity is more important than ever. For 2020 we estimate the RAN2 market to grow by 4%, however for Q2 we expect somewhat lower than normal sequential sales growth as there are uncertainties impacting short-term growth negatively. Covid-19 and actions taken by governments to slow down the spread are making our service delivery and supply harder due to lockdowns and travel restrictions in many countries. In addition, while we have seen no material effects so far on our demand situation, it is prudent to believe that the slowdown in the general economy may lead some operators to delay investment programs.

Our 5G equipment is used in 29 live networks across four continents. As a further proofpoint of our technology leadership we were awarded an increased market share from one of the operators in China. The full value and margin impact from the 5G deployments in China will be assessed after market share decisions by all operators.

While we have been successful improving our position in Europe, we are concerned that 5G investments in Europe are delayed. This means that Europe may fall behind on a critical digital infrastructure for the future. The criticality of the digital infrastructure has been further evidenced during the pandemic. We believe governments should encourage 5G investments as a way to restart economies.

The financial targets for 2020 take into account an increasing share of strategic contracts, including 5G in China. We expect a larger share of these contracts to weigh on profitability in Q2 rather than being evenly distributed over the year. Operational improvements will continue and are expected to partly offset the negative impact.

The approved operator merger in North America is expected to build an even stronger 5G momentum and we expect investments to intensify during the second half of the year. However, our managed services contract is expected to be negatively impacted over time, starting in Q2.

We are well positioned with a resilient balance sheet and a solid competitive position based on our 5G portfolio, set to deliver on the promises of 5G. A key factor for our long-term growth is to provide our customers with leading solutions. We are determined to come out of the Covid-19 situation in a stronger competitive position and our investments in R&D is a strategic cornerstone which we will not sacrifice. We also continue investments in digital transformation which is expected to generate competitive advantages.

The massive disruption caused by Covid-19 has demonstrated the criticality of the network in today’s society and we are currently working

3 Ericsson | First Quarter Report 2020	CEO comments

closely with our customers to keep their networks running. During this period, our supply and service delivery has worked with limited interruption. We made an early decision to encourage a majority of our workforce to work remotely and are very proud of our people who have relentlessly served our customers during this period. Our business continuity plans have safeguarded operations during Q1 and we will continue to work to further improve our resilience by for example increasing inventories of critical components. At the same time, the longer the lockdown in many countries continue, the more disruptions we will likely see for example of our supply chains.

The current global uncertainty requires a humble attitude towards predicting the near-term future. We remain positive on the longer-term outlook, but the second quarter is likely to be a tad softer than normal due to timing of strategic contracts and uncertainty induced by Covid-19. Predicting when the restrictions to curb the pandemic will be lifted and how the recovery will look is impossible. However, with current visibility we maintain the targets for 2020 and 2022.

Stay healthy and well.

Börje Ekholm

President and CEO

[1]	Excluding restructuring charges

[2]	Dell’Oro estimat

4 Ericsson | First Quarter Report 2020	CEO comments

Financial highlights

SEK b.	Q1 2020	Q1 2019	YoY change	Q4 2019	QoQ change
Net sales	49.8	48.9	2%	66.4	-25%
of which Networks	35.1	33.5	5%	44.4	-21%
of which Digital Services	7.3	7.8	-6%	13.2	-44%
of which Managed Services	5.7	5.9	-2%	7.0	-19%
of which Emerging Business and Other	1.6	1.8	-11%	1.7	-10%
Sales growth adj. for comparable units and currency	—	—	-2%	—	—
Gross income	19.8	18.8	5%	24.4	-19%
Gross margin	39.8%	38.4%	—	36.8%	—
Gross margin excluding restructuring charges	40.4%	38.5%	—	37.1%	—
Research and development (R&D) expenses	-9.1	-9.2	—	-10.6	—
Selling and administrative expenses	-6.2	-6.0	—	-8.2	—
Impairment losses on trade receivables	-0.2	0.6	—	-0.2	—
Other operating income and expenses	0.1	0.8	-88%	0.8	-88%
Operating income (loss)	4.3	4.9	-12%	6.1	-30%
of which Networks	5.8	5.5	6%	6.4	-9%
of which Digital Services	-1.4	-1.8	—	-0.2	—
of which Managed Services	0.4	1.3	-67%	0.3	40%
of which Emerging Business & Other	-0.5	0.0	—	-0.4	—
Operating margin	8.7%	10.0%	—	9.2%	—
Operating income excl. restr. charges & items affecting comparability in 2019 ¹	4.6	3.5	30%	6.0	-23%
Operating margin excl. restr. charges & items affecting comparability in 2019 ¹	9.3%	7.2%	—	9.0%	—
Operating margin excluding restructuring charges	9.3%	10.4%	—	9.7%	—
Financial income and expenses, net	-0.9	-0.6	—	-0.1	—
Taxes	-1.1	-1.9	—	-1.6	—
Net income	2.3	2.4	-5%	4.5	-49%
Restructuring charges	-0.3	-0.2	—	-0.3	—

[1]

Excludes restructuring charges in all periods. No other adjustments made in Q1 2020. Q4 2019 excludes a provision reversal related to SEC and DOJ investigations (SEK 0.7 b.) and costs related to wind-down of the ST-Ericsson legal structure (SEK -0.3 b.). Q1 2019 excludes a capital gain related to the divestment of 51% of MediaKind (SEK 0.7 b.), divestment of certain assets in Red Bee Media (SEK 0.1 b.) and a reversal of an earlier provision for impairment of trade receivables following customer payment (SEK 0.7 b.).

Net sales

Reported sales increased by 2% YoY. Sales adjusted for comparable units and currency decreased by -2%. Sales in North America, Saudi Arabia and Japan grew while sales in Latin America, China and India declined.

Networks sales adjusted for comparable units and currency was flat YoY. Growth in North America, Saudi Arabia and Japan was offset by a decline primarily in Latin America, India and North East Asia excluding Japan.

Digital Services sales adjusted for comparable units and currency decreased by -9% YoY due to reduced sales of services and legacy hardware. Services sales declined following fewer project completions in the quarter, and a somewhat negative impact on deliveries from the Covid-19 pandemic.

Managed Services sales adjusted for comparable units and currency declined by -5% YoY due to contract exits.

Sales adjusted for comparable units and currency in Emerging Business and Other decreased by -8% mainly due to reduced legacy sales in media. Sales in Emerging Business increased.

IPR licensing revenues were flat at SEK 2.5 (2.5) b. YoY and QoQ.

Sequentially, sales decreased by -25% following seasonality.

Gross margin

Gross margin was 39.8% (38.4%). Gross margin excluding restructuring charges improved to 40.4% (38.5%) driven by a favorable business mix, including an increased software share, in segment Networks. Digital Services gross margin improved supported by a higher share of software and stronger hardware margins. Managed Services gross margin improved mainly as an effect of efficiency gains and timing of costs.

Sequentially, gross margin increased to 39.8% from 36.8%. Gross margin excluding restructuring charges increased to 40.4% from 37.1% with improvements in all segments. A higher share of IPR licensing revenues had a positive impact QoQ. Networks gross margin improved supported by a more favorable business mix and a lower share of services sales. Digital Services gross margin was supported by a higher share of software sales and stronger hardware margins. Managed Services gross margin improved driven by seasonally lower cost and efficiencies from R&D investments in automation and AI.

5 Ericsson | First Quarter Report 2020	Financial highlights

Items affecting comparability including restructuring charges

Restructuring charges increased slighty to SEK -0.3 (-0.2) b. YoY. Q1 2019 was impacted by capital gains (SEK 0.8 b.) related to the media businesses, and a reversal of a provision for impairment of trade receivables (SEK 0.7 b.) following customer payment. Q4 2019 was impacted by a provision reversal related to the SEC and DOJ investigations (SEK 0.7 b.) and costs related to wind-down of the ST-Ericsson legal structure (SEK -0.3 b.).

Research and development (R&D) expenses

R&D expenses decreased to SEK -9.1 (-9.2) b. R&D expenses excluding restructuring charges were SEK -9.2 (-9.0) b. The increase is mainly in segment Networks, while Digital Services had a lower net negative impact from capitalized and amortized development expenses.

Selling and administrative (SG&A) expenses

SG&A expenses increased to SEK -6.2 (-6.0) b. YoY, impacted by currency effects and increased investments in digitalization. Revaluation of customer financing was SEK -0.3 (-0.2) b.

Impairment losses on trade receivables

Impairment losses on trade receivables were negative at SEK -0.2 (0.6) b. Q1 2019 was impacted by reversal of a provision following customer payment of SEK 0.7 b.

Other operating income and expenses

Other operating income and expenses was SEK 0.1 (0.8) b. Q1 2019 was impacted by capital gains of SEK 0.8 b. related to the media businesses.

Operating income and margin

Operating income declined YoY to SEK 4.3 (4.9) b. Operating income excluding restructuring charges and items affecting comparability (see “Items affecting comparability” on page 3) improved to SEK 4.6 (3.5) b. with a corresponding operating margin improvement to 9.3% (7.2%). The improvement was driven by a stronger gross margin. Operating income excluding restructuring charges and items affecting comparability improved in all segments YoY.

Sequentially, operating income declined to SEK 4.3 b. from SEK 6.1 b. due to seasonally lower sales, partly offset by an improved gross margin and seasonally lower operating expenses. Operating margin adjusted for items affecting comparability increased to 9.3% from 9.0%.

Financial net

Financial net decreased to SEK -0.9 (-0.6) b. YoY and from SEK -0.1 b. QoQ, mainly due to negative currency hedge effects following the weakened SEK to USD. The currency hedge effect was SEK -0.5 b. compared with SEK -0.2 b. in Q1 2019 and SEK 0.2 b. in Q4 2019. The SEK weakened against the USD between December 31, 2019 (SEK/USD rate 9.32) and March 31, 2020 (SEK/USD rate 10.13).

Taxes

Taxes were SEK -1.1 (-1.9) b. corresponding to a tax rate of 33% (44%). The rate is derived from forecasted geographical distribution of profits for 2020.

Net Income

Net income declined to SEK 2.3 (2.4) b. and EPS diluted declined to SEK 0.65 (0.70) YoY due to items affecting comparability in Q1 2019 which had a positive impact. Adjusted for this impact, both net income and EPS diluted improved YoY.

Employees

The number of employees on March 31, 2020, was 99,095, a net decrease of 322 employees in the first quarter.

6 Ericsson | First Quarter Report 2020	Financial highlights

Planning assumptions

Market related

•	The RAN equipment market is estimated to increase by 4% for full-year 2020 with 0% CAGR for 2019-2024. (Source: Dell’Oro Jan and Feb, 2020)

Ericsson related

•	With current visibility the financial targets for 2020 and 2022 remain.

Net sales

•	Three-year average sales seasonality between Q1 and Q2 is 11%. For Q2 somewhat lower than normal sequential sales growth is expected as there are uncertainties impacting short-term growth negatively:

•	Covid-19 and actions taken by governments to slow down the spread are making service delivery and supply harder due to lockdowns and travel restrictions in many countries.

•	While there have been no material effects so far on the demand situation, it is prudent to believe that the slowdown in the general economy may lead some operators to delay their investment programs.

•	The approved operator merger in North America is expected to build an even stronger 5G momentum and investments are expected to intensify during the second half of the year. However, the Ericsson managed services contract is expected to be negatively impacted over time, starting in Q2.

•	The revenues from current IPR licensing contract portfolio are approximately SEK 10 b. on an annual basis.

Gross margin

•	The financial targets for 2020 take into account an increasing share of strategic contracts, including 5G in China. A larger share of these contracts is expected to weigh on profitability in Q2 rather than being evenly distributed over the year. Operational improvements will continue and are expected to partly offset the negative impact.
•	The acquired antenna and filter business is expected to have a negative impact on Networks margins in 2020, with a gradual improvement during 2H

•	The improvements in Digital Services continue, but earnings will vary between quarters depending on business mix, sales seasonality and impact of the remainder of the 45 critical contracts.

•	In Managed Services investments in automation and AI continue to contribute to improving the gross margin. There will be quarterly variations depending on timing of add-on sales and costs but underlying margins have been established at a higher level.

R&D and SG&A expenses

•	Expenses typically increase between Q1 and Q2 due to seasonality.

•	Investments in R&D will continue in line with the focused business strategy.

•	Investments in digitalization, compliance and security will continue to impact SG&A. Somewhat higher expenses are expected for full-year 2020.

Restructuring charges

•	Restructuring charges for full-year 2020 are estimated to be ~1% of sales.

Currency exposure

•	Rule of thumb: A change by 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on operating margin.

7 Ericsson | First Quarter Report 2020	Financial highlights

Market area sales

SEK b.	Q1 2020	Q1 2019	YoY change	Q4 2019	QoQ change
South East Asia, Oceania and India	5.9	6.1	-4%	9.2	-36%
North East Asia	3.9	3.8	2%	9.7	-60%
North America	17.9	16.2	11%	17.4	3%
Europe and Latin America	12.2	13.1	-7%	17.5	-30%
Middle East and Africa	5.8	5.4	8%	8.4	-31%
Other¹	3.9	4.2	-7%	4.2	-5%

Total	49.8	48.9	2%	66.4	-25%

[1]	Market area “Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other.

Sales breakdown by market area by segment is available in the back-end tables.

•  Ericsson 5G status on March 31. 29 live networks and 86 commercial agreements with unique operators.

•  The business momentum in North America continued.

•  Sales in the Middle East and Africa were driven by 4G/5G deployments in the Middle East.

•  Networks sales continued to grow in Europe, demonstrating our strong product offering.

South East Asia, Oceania and India

Sales decreased YoY across both Networks and Digital Services due to timing of project deliveries and milestones. The situation in India remains challenging, and sales declined YoY.

North East Asia

Sales increased YoY. Digital Services sales grew, mainly driven by strong sales in Japan. Network sales declined as a result of slowdown of 4G deployment in Mainland China. The decline was, however, partly compensated by increased business volumes in Japan.

North America

Sales increased YoY. Networks sales increased, driven by continued 5G momentum. Digital Services sales decreased due to lower software sales after a strong Q4. Managed Services sales were flat.

Europe and Latin America

Sales decreased YoY primarily due to reduced network investments in Latin America as well as lower sales in Managed Services due to contract exits. Networks sales increased in Europe driven by earlier announced contract wins.

Middle East and Africa

Sales increased YoY. Network sales were supported by ongoing 4G/5G deployment in key markets. Digital Services sales declined due to timing of project milestones.

Other

Sales decreased YoY due to the divestment of 51% of MediaKind in 2019. IPR licensing revenues remained stable at SEK 2.5 (2.5) b.

8 Ericsson | First Quarter Report 2020	Market area sales

Segment results

Segment Networks

SEK b.	Q1 2020	Q1 2019	YoY change	Q4 2019
Net sales	35.1	33.5	5%	44.4
Sales growth adj. for comparable units and FX	—	—	0%	—
Gross income	15.6	14.5	8%	18.3
Gross margin	44.4%	43.2%	—	41.1%
Gross margin excl. restructuring charges	44.6%	43.2%	—	41.1%
Operating income	5.8	5.5	6%	6.4
Operating margin	16.6%	16.3%	—	14.4%
Operating margin excl. restructuring charges	16.8%	16.4%	—	14.5%
Restructuring charges	-0.1	0.0	—	0.0

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

•	Continued strong momentum for 5G.

•	Improved operating margin YoY driven by business mix and software.

•	Continued technology leadership investments driving financial performance.

Net sales

Reported sales increased by 5% YoY, while sales adjusted for comparable units and currency was flat. Strong growth in North America, Saudi Arabia and Japan was offset by a decline YoY primarily in Latin America, India and North East Asia excl. Japan.

Sales declined by -21% QoQ due to seasonally lower sales.

Gross margin

Gross margin increased to 44.4% (43.2%) YoY. Gross margin excluding restructuring charges increased to 44.6% (43.2%), supported by a favorable business mix, including a higher share of software sales. Operational leverage compensated for an increased share of strategic contracts demonstrating the strong underlying business fundamentals. The strategic contracts are taken to strengthen the market position and their negative impact on gross margin may vary between quarters.

Gross margin increased to 44.4% from 41.1% QoQ driven by a more favorable business mix including a higher share of IPR licensing revenues as well as a lower share of services sales.

Operating income and margin

Operating income increased to SEK 5.8 (5.5) b. YoY while operating margin increased to 16.6% (16.3%). Excluding restructuring charges, the operating margin increased to 16.8% (16.4%), with a continued negative impact of the acquired antenna and filter business of SEK -0.3 b. The higher gross margin compensated for accelerated R&D investments in 5G and antenna products as well as an increase in SG&A expenses partly driven by the increased group investments in digital transformation.

Operating income excluding restructuring charges declined by SEK -0.5 b. QoQ, due to seasonally lower sales, while operating margin excluding restructuring charges increased to 16.8% from 14.5% QoQ as a result of a positive impact from the higher gross margin. The negative impact from the acquired antenna and filter business declined QoQ to SEK -0.3 b. from SEK -0.5 b.

Net sales rolling four quarters were SEK 156.7 b. and operating margin excluding restructuring charges was 16.1%.

9 Ericsson | First Quarter Report 2020	Segment results

Segment Digital Services

SEK b.	Q1 2020	Q1 2019	YoY change	Q4 2019
Net sales	7.3	7.8	-6%	13.2
Sales growth adj. for comparable units and FX	—	—	-9%	—
Gross income	2.9	2.9	2%	4.9
Gross margin	39.9%	36.8%	—	37.2%
Gross margin excl. restructuring charges	40.1%	37.6%	—	38.1%
Operating income (loss)	-1.4	-1.8	—	-0.2
Operating margin	-19.3%	-23.0%	—	-1.2%
Operating margin excl. restructuring charges	-19.6%	-20.6%	—	0.3%
Restructuring charges	0.0	-0.2	—	-0.2

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

•	Sales declined due to lower services and hardware sales, and a somewhat negative impact from the Covid-19 pandemic.

•	Gross margin improved supported by a higher share of software.

•	Important 5G Core contracts awarded.

Net sales

Reported sales decreased by -6% YoY. Sales adjusted for comparable units and currency decreased by -9% YoY due to reduced sales of services and legacy hardware. Services sales declined following fewer project completions, and a somewhat negative impact on deliveries from the Covid-19 pandemic as access to customer networks have been limited in certain countries. Legacy hardware sales declined in line with strategy to focus on cloud-native software.

The business momentum is strong for the new portfolio of 5G and cloud-native products. Sales of the new portfolio increased by 10% in the quarter and by 7% rolling 12 months. Important 5G Core contracts have been signed with several tier 1 operators in 2020.

Gross margin

Gross margin increased to 39.9% (36.8%) YoY. Gross margin excluding restructuring charges increased to 40.1% (37.6%)

supported by a higher share of software sales and by improved hardware margins. One of the remaining critical contracts had a negative impact of SEK -0.2 b. in the quarter.

Gross margin excluding restructuring charges increased to 40.1% from 38.1% QoQ, supported by a higher share of software sales and by stronger hardware margins. A higher share of IPR licensing revenues had a positive impact on gross margin QoQ.

Operating income (loss)

Operating income was SEK -1.4 (-1.8) b. Operating income excluding restructuring charges was SEK -1.4 (-1.6) b. The negative impact from lower sales was offset by a stronger gross margin. Operating expenses excluding restructuring charges declined by SEK -0.2 b. YoY due to a lower negative impact from capitalized and amortized development expenses (SEK 0.0 b. Q1 2020 compared with SEK -0.3 b. Q1 2019). While rationalization of the legacy portfolio continues, R&D investments are made in the new portfolio of 5G and cloud-native products.

Operating income excluding restructuring charges declined QoQ mainly due to sales seasonality.

Net sales rolling four quarters were SEK 39.4 b. and operating margin excluding restructuring charges was -8.2%.

10 Ericsson | First Quarter Report 2020	Segment results

Segment Managed Services

SEK b.	Q1 2020	Q1 2019	YoY change	Q4 2019
Net sales	5.7	5.9	-2%	7.0
Sales growth adj. for comparable units and FX	—	—	-5%	—
Gross income	0.9	1.0	-10%	1.0
Gross margin	16.3%	17.7%	—	14.8%
Gross margin excl. restructuring charges	20.6%	17.7%	—	15.4%
Operating income	0.4	1.3	-67%	0.3
Operating margin	7.1%	21.4%	—	4.2%
Operating margin excl. restructuring charges	11.4%	21.4%	—	4.8%
Restructuring charges	-0.2	0.0	—	0.0

•	Sales declined YoY driven by exits of non-strategic contracts.

•	Gross margin excl. restr. charges increased QoQ and YoY.

•	Further investments in automation, analytics and AI-driven offerings – supporting 5G and efficiency in service delivery.

Net sales

Reported sales declined by -2%. Sales adjusted for comparable units and currency decreased by -5% YoY, driven by non-strategic contract exits. Sales in Optimization (project business) showed growth.

Gross margin

Gross margin declined to 16.3% (17.7%) YoY. Gross margin excluding restructuring charges increased to 20.6% (17.7%) mainly as a result of efficiency gains and timing of costs.

Gross margin increased to 16.3% from 14.8% QoQ. Gross margin excluding restructuring charges increased to 20.6% from 15.4% driven by seasonally lower cost and efficiencies from R&D investments in automation and AI.

Gross margin rolling four quarters was 16.4%, excluding restructuring charges.

Operating income and margin

Operating income excluding restructuring charges was SEK 0.7 b. (Q1 2019 SEK 0.5 b., adjusted for a provision reversal of SEK 0.7 b.). The improvement was driven by higher gross margin.

Restructuring charges in the quarter amounted to SEK -0.2 b., mainly related to exiting a non-strategic contract.

Net sales rolling four quarters were SEK 25.4 b, and operating margin excluding restructuring charges was 6.9%.

Segment Emerging Business and Other

SEK b.	Q1 2020	Q1 2019	YoY change	Q4 2019
Net sales	1.6	1.8	-11%	1.7
Of which Emerging Business and iconectiv	1.1	1.0	5%	1.1
Of which Red Bee Media	0.6	0.6	-6%	0.6
Of which Media Solutions	-0.1	0.1	—	0.0
Sales growth adj. for comparable units and FX	—	—	-8%	—
Gross income	0.3	0.4	-17%	0.2
Gross margin	21.7%	23.4%	—	13.4%
Gross margin excl. restructuring charges	21.9%	23.5%	—	15.1%
Operating income (loss)	-0.5	0.0	—	-0.4
Of which Em. Business, iconectiv & common costs	-0.4	-0.5	—	-0.6
Of which Red Bee Media	0.0	0.0	—	0.0
Of which Media Solutions	-0.1	0.4	—	-0.3
Of which adjustments in Q4 2019 1)	—	—	—	0.5
Operating margin	-32.7%	-1.7%	—	-23.2%
Operating margin excl. restructuring charges	-32.7%	-1.3%	—	-21.4%
Restructuring charges	0.0	0.0	—	0.0

1)

Includes a partial release, of SEK 0.7 b. of the cost provision related to the resolution of the SEC and DOJ investigations and winding down non-cash costs of the ST-Ericsson legal structure of SEK -0.3 b.

•	Continued growth in Emerging Business.

•	Operating income adjusted for items affecting comparability improved YoY.

Net sales

Reported sales decreased by -11% YoY, due to the 51% divestment of MediaKind in Q1 2019 and lower sales related to legacy media business. Sales adjusted for comparable units and currency decreased by -8% mainly due to lower sales in the legacy media business. Sales in Emerging Business increased.

Gross margin

Gross margin declined to 21.7% (23.4%) YoY. Gross margin excluding restructuring charges declined to 21.9% (23.5%). The decline was mainly due to the divestment of 51% of MediaKind and legacy project costs, partly offset by improvements in Red Bee Media.

Gross margin increased QoQ to 21.7% from 13.4% with improvements in Emerging Business. Q4 2019 was negatively impacted by project losses in the legacy media business.

Operating income (loss)

Operating income excluding restructuring charges was SEK -0.5 (0.0) b.

Media Solutions operating income was SEK -0.1 (0.4) b. The operating income includes Ericsson’s 49% share in earnings of the MediaKind business. Q1 2019 income was positively impacted by a capital gain of SEK 0.7 b.

Red Bee Media operating income, excluding a capital gain of SEK 0.1 b. in Q1 2019, improved as a result of higher gross margin.

Operating income in Emerging Business, iconectiv and common costs was SEK -0.4 (-0.5) b.

11 Ericsson | First Quarter Report 2020	Segment results

Cash flow and financial position

SEK b.	Q1 2020	Q1 2019	Q4 2019
Net income adjusted for non-cash items	4.7	5.5	8.0

Working capital changes (net operating assets and liabilities)	-0.4	0.3	-7.5

Cash flow from operating activities	4.3	5.8	0.5

Capex (net) including product development	-1.3	-1.5	-1.6
Other investing activities and lease liabilities	-0.6	-0.8	-0.8

Free cash flow before M&A	2.3	3.5	-1.9

Acquisitions/divestments, net	-0.2	0.3	-1.3

Free cash flow	2.1	3.8	-3.2

Cash flow from investing activities	-5.0	3.3	-4.8
Cash flow from financing activities	1.4	-2.6	0.1
Net change in cash and cash equivalents	3.3	7.1	-6.1

SEK b.	Mar 31 2020	Mar 31 2019	Dec 31 2019
Gross cash	79.5	71.7	72.2

– Borrowings, current	17.8	3.0	9.4
– Borrowings, non-current	23.4	32.5	28.3

Net cash	38.4	36.1	34.5

Equity	79.1	84.5	81.9
Total assets	292.3	284.0	276.4
Capital turnover (times)	1.2	1.3	1.4
Return on capital employed (%)	10.2%	12.6%	6.7%

•	Free cash flow before M&A was SEK 2.3 (3.5) b.

•	Solid net cash position at SEK 38.4 (36.1) b.

•	The average maturity of long-term borrowings as of March 31, 2020, was 2.4 years.

Cash flow from operating activities

Cash flow from operating activities was SEK 4.3 (5.8) b. A reversal of a provision for impairment of trade receivables of SEK 0.7 b. following customer payment impacted Q1 2019. Reduced trade payables and somewhat higher inventories were offset by lower trade receivables following a seasonally strong Q4. Provisions of SEK 0.7 b. were utilized in the quarter of which SEK 0.2 b. was related to restructuring.

Free cash flow

Free cash flow before M&A was SEK 2.3 (3.5) b. Investments in property, plant and equipment were SEK -1.1 (-1.3) b. and capitalized development expenses were SEK -0.3 (-0.5) b.

Free cash flow after M&A amounted to SEK 2.1 (3.8) b. M&A (acquisitions/divestments net) was SEK -0.2 (0.3) b. Genaker, a provider of Mission Critical Push-to-talk solutions, was acquired in the quarter while M&A was positive in Q1 2019 mainly as a result of the divestment of 51% of MediaKind.

Cash flow from investing and financing activities

Cash flow from investing activities was SEK -5.0 (3.3) b. mainly due to purchase of interest-bearing securities.

Cash flow from financing activities was SEK 1.4 (-2.6) b. due to increased external borrowings.

Financial position

Gross and net cash increased QoQ supported by free cash flow. Liabilities for post-employment benefits increased in the quarter, to SEK 43.0 b. from SEK 35.8 b., due to lower interest rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 16.9 b. lower. As reported in the 2019 Annual Report there is a funding need for the Swedish pension plan in 2020 which will be met in the second quarter by a combination of contributing cash and providing additional business mortgages as guarantee. The funding need is now estimated to be SEK 3-4 b. compared with previous estimate of SEK 1-2 b. due to Covid-19 impact on financial markets.

The financial strategy is to secure financial resilience and to enhance profit and cash generation abilities. The execution on this strategy has secured a strong financial position, with SEK 79.5 (71.7) b. in gross cash and SEK 38.4 (36.1) b. in net cash. The average maturity of long-term borrowings as of March 31, 2020, was 2.4 years, a decrease from 3.1 years 12 months earlier.

12 Ericsson | First Quarter Report 2020	Cash flow

The funding strategy relies on a variety of funding sources with bonds in both the US and European market as well as bilateral loans. In addition, the Company has an undrawn committed credit facility of EUR 250 million with the European Investment Bank (EIB). Finally, the Company has a long-term committed multi-currency revolving credit facility of USD 2 billion. The main increase in current borrowings this quarter compared with a year ago is due to non-current borrowings being moved to current borrowing as they mature within 12 months. These are the EIB loan of USD 684 million and the loan of USD 170 million with Swedish Export Credit Corporation (SEK) which both mature in the fourth quarter of 2020 and the EUR 500 million bond maturing in the first quarter of 2021. The capital ambitions remain unchanged from those communicated at the Investor Update 2019; strong free cash flow, positive net cash, and investment grade rating.

13 Ericsson | First Quarter Report 2020	Cash flow

Parent Company

Income after financial items was SEK 1.0 (-0.1) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 65.1 (60.6) b.

There was an increase in intercompany lending of SEK 4.6 b. and no change in intercompany borrowing in the quarter.

In the quarter, a dividend of SEK 5.0 b. was recognized, as anticipated, after decision by the Annual General Meeting on March 31. The first of two equal dividend payouts was made in the second week of April. The second payout will be in October.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 4,396,831 shares from treasury stock were distributed or sold to employees during the first quarter. The holding of treasury stock at March 31, 2020 was 15,456,416 Class B shares.

14 Ericsson | First Quarter Report 2020	Parent Company

Other information

Ericsson resolves litigation with Sol IP

Ericsson has after the year-end 2019 resolved the previously communicated litigation with Sol IP, concerning alleged infringement of 20 patents declared to the LTE standard. The patents originated from Electronics and Telecommunications Research Institute (ETRI), a Korean government-funded research institution. The settlement resolves the litigation with Sol IP and involves a patent license agreement between Ericsson, Sol IP and ETRI. The settlement will have a negative impact for 2020 of approximately USD 13 million on operating income within Segment Networks of which USD 10 million was recorded in Q1 2020 and the balance spread equally over the remaining quarters. This quarterly license fee amortization will continue in subsequent periods. The exact terms of the agreement are confidential.

Update on Ericsson’s AGM 2020 addressing the Corona virus

On March 17, 2020, Ericsson announced that it would hold its Annual General Meeting of shareholders 2020 as scheduled on March 31, however, with a limited scope, due to the Corona virus. Euroclear Sweden AB would offer shareholders who are individuals the option to vote via proxy.

Ericsson takes further precautionary measures for its AGM 2020 and the Nomination Committee proposes unchanged Board fees

On March 26, 2020, Ericsson announced further precautionary measures for its AGM in order to limit the scope and duration of its AGM 2020. The scope of the meeting would be further reduced to focus on legal requirements only. Shareholders were encouraged to use the opportunity to vote by proxy and to follow the meeting via webcast.

The Nomination Committee proposed that current Board fees remain unchanged.

Resolutions at the AGM

On March 31, 2020, Ericsson held its AGM in Kista, Stockholm.

The proposed dividend of SEK 1.50 per share was approved by the AGM. The dividend will be paid in two equal installments; SEK 0.75 per share with the record date Thursday, April 2, 2020, and SEK 0.75 per share with the record date Friday, October 2, 2020.

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Ronnie Leten was re-elected as Chair of the Board and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Ronnie Leten, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected as Board members. The unions have appointed Torbjörn Nyman, Kjell-Åke Soting and Roger Svensson employee representatives in the Board with Per Holmberg, Anders Ripa and Loredana Roslund as deputies.

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal.

The AGM elected Deloitte AB as new auditor for the period up until the end of the AGM 2021.

The AGM resolved to approve the guidelines for remuneration to Group Management, in accordance with the Board of Directors’ proposal.

In accordance with the Board of Directors’ proposals, the AGM resolved on implementation of LTV 2020 for the members of the Executive Team (currently 15 individuals), comprising a maximum of 2.5 million B-shares in Ericsson.

Ericsson Covid-19 actions

Ericsson Global Crisis Management Council and task forces in each country have been activated throughout the course of the quarter. Decisions are taken based on facts and guidance from WHO as well as local government guidelines with the primary aim to keep employees, partners, customers and other stakeholders safe and healthy.

In January restrictions were put in place for travel to and from China; in February global travel restrictions were implemented which remain in place.

On February 7, Ericsson withdrew from Mobile World Congress ahead of the conference being cancelled; in March all attendance and sponsorship of global events was suspended for 3 months; during April this suspension was further extended until end August 2020.

On March 13, all employees were encouraged to work from home wherever possible and appr. 85,000 of the total workforce are working from home using collaboration tools. Remote access capability across the globe has been scaled up and existing mobile ways of working have ensured that remote teams are able to continue to perform their roles effectively.

Ericsson is taking a proactive approach to risk management and scenario planning along with driving actions to support the execution of business continuity plans.

With countries in lockdown network traffic patterns are changing from public places to residential sites as millions of people are working and studying from home. It has been possible to manage increased network demands with only minor disruptions.

Supply: Ericsson´s global supply chain ensures that the company works closely with customers through its European, Asian and American operations. Ericsson’s production site in China was closed until February 9, in line with recommendations from the Chinese authorities. The company’s strategy since long has been to secure a dual mode production. This structure and many other precautionary actions have kept the supply chain operational. Ericsson conducts active business continuity assessments and

15 Ericsson | First Quarter Report 2020	Other information

takes pre-emptive and mitigative actions to secure the continuity of supply chain operations and to minimize risks for customers. These include securing multi-source components and geographically spread multi-site production plants. The situation is continuously monitored.

Service Delivery: Ericsson is working proactively with its customers to ensure the consistent performance of their networks. With global Service Delivery Units located in seven different countries, Ericsson is able to leverage skill and scale to manage changes in demand by flexibly allocating resources. In doing so the Company has maintained full-service continuity 24x7 for customers and their networks.

Buffer stocks have been proactively increased and stock has been moved to local warehouses, closer to the customers, minimizing impact from logistics disturbances. This ensures delivery of vital equipment to maintain customer networks.

R&D: Where possible, R&D teams are working from home and are deploying routines to minimize the impact on hardware and software development. Ericsson has a multi-site strategy for interoperability testing and can optimize activities based on availability of testing resources at a given location. New routines to perform testing remotely have been implemented.

Network Operation Centers: Business continuity plans with managed services customers are tested in regular cycles. These plans include the ability to shift workload between global and regional Network Operation Centers. This is supported by built-in redundancy and resilience within the IT systems and tools. Network Operations Centre employees have been able to shift to remote working. Ericsson has four Global Service Delivery Centers – India, Romania, China and Mexico. Global skill and scale enable services to be moved to alternative locations.

By continuing to maintain close relationships with the governments and regulatory agencies in countries with critical delivery centers, Ericsson has been able to swiftly obtain the necessary documentation to ensure continuity of services to all customers.

Ericsson remains close to customers, building customized plans to address their specific business needs and to maintain service continuity.

POST-CLOSING EVENTS

U.S. class action lawsuit against Ericsson dismissed by court

In April 2018, Telefonaktiebolaget LM Ericsson, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives were named defendants in a putative class action filed in the United States District Court for the Southern District of New York. The complaint alleged violations of United States securities laws, principally in connection with service revenues and recognition of expenses on long-term service projects. Ericsson filed motion to dismiss the complaint. On January 11, 2020 the court granted Ericsson’s motion to dismiss. The decision became final and binding on April 15, 2020.

The acquired antenna and filter business – efficiency program

On Oct 2, 2019 Ericsson acquired the Kathrein antenna and filter business. For the acquired and filter business a focused business strategy is being implemented, expanding the technology platform and investing in the product portfolio. Focus will be on offering a broad portfolio, demonstrating the strength of offering combined antenna and radio solutions. Improving profitability and cost control are key to achieve a competitive offering and an internal efficiency program was launched on April 21. During 2020 a number of activities are planned to take place, including downsizing and re-organizing across all functions and geographies. As a result, Ericsson is anticipating a total head count reduction of around 400 persons until Q1 2021, for the acquired antenna and filter business globally. Discussions with representatives of the respective employee organizations have started. Restructuring charges of SEK 0.5 b. are expected for 2020, with anticipated annual run rate savings of SEK 0.3 b.

16 Ericsson | First Quarter Report 2020	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, includ-ing for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2019. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

Pandemics, such as for example the one caused by the novel Coronavirus, Covid-19, could severely impact our local and global operations

Pandemics, such as for example the one caused by the novel Coronavirus, could severely impact our local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as our customers and suppliers, with significant financial and other consequences. As an example, the Coronavirus pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods. Although we work to put in place business continuity measures to be able to continue to support our customers’ needs and mitigate any impact to our business, disruptions to the global economy and to the operations and business of our customers, suppliers, and partners could cause disturbances in our operations and may have a material adverse effects on our business and financial position.

Stockholm, April 22, 2020

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. no. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM

Ericsson’s auditors.

Date for next report: July 17, 2020

17 Ericsson | First Quarter Report 2020	Risk factors

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to a conference call on April 22, 2020 starting at 9:00 am CET.

Live audio webcast of the conference call as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 10 713 89 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer Phone: +46 10 713 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 10 714 64 99, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 10 713 27 78, +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Peter Olofsson, Head of Corporate Communication

Phone: +46 10 719 18 80

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

18 Ericsson | First Quarter Report 2020	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2019.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

19 Ericsson | First Quarter Report 2020	Forward-looking statements

Financial statements

and other information

Contents

Financial statements
21	Consolidated income statement
21	Statement of comprehensive income (loss)
22	Consolidated balance sheet
23	Consolidated statement of cash flows
24	Consolidated statement of changes in equity
24	Consolidated income statement – isolated quarters
25	Consolidated statement of cash flows – isolated quarters
26	Parent Company income statement
26	Parent Company statement of comprehensive income (loss)
27	Parent Company balance sheet

Additional information
28	Accounting policies
29	Net sales by segment by quarter
30	Sales growth adjusted for comparable units and currency
30	Gross income (loss) and gross margin by segment by quarter
31	Operating income (loss) and operating margin by segment by quarter
32	EBITA and EBITA margin by segment by quarter
33	Net sales by market area by quarter
34	Top 5 countries in sales
34	Net sales by market area by segment
35	IPR licensing revenues by segment by quarter
35	Provisions
36	Information on investments
37	Other information
37	Number of employees

Items excluding restructuring charges
38	Restructuring charges by function
38	Restructuring charges by segment
39	Gross income and gross margin excluding restructuring charges by segment
40	Operating income (loss) and operating margin excluding restructuring charges by segment

Alternative performance measures
41	Sales growth adjusted for comparable units and currency
42	Items excluding restructuring charges
43	EBITA and EBITA margin
43	Cash conversion
44	Gross cash and net cash, end of period
44	Capital employed
44	Capital turnover
45	Return on capital employed
45	Equity ratio
45	Return on equity
46	Earnings (loss) per share (non-IFRS)
46	Free cash flow and free cash flow before M&A

20 Ericsson | First Quarter Report 2020	Financial statements and other information

Financial statements

Consolidated income statement

	Q1			Jan-Dec 2019
SEK million	2020	2019	Change
Net sales	49,750	48,906	2%	227,216
Cost of sales	-29,962	-30,127	-1%	-142,392

Gross income	19,788	18,779	5%	84,824

Gross margin (%)	39.8%	38.4%		37.3%
Research and development expenses	-9,145	-9,167	0%	-38,815
Selling and administrative expenses	-6,238	-6,031	3%	-26,137
Impairment losses on trade receivables	-160	559	-129%	737

Operating expenses	-15,543	-14,639	6%	-64,215

Other operating income and expenses 1)	89	773	-88%	-9,710
Shares in earnings of JV and associated companies	-28	-17	65%	-335

Operating income	4,306	4,896	-12%	10,564

Financial income and expenses, net	-902	-605	49%	-1,802

Income after financial items	3,404	4,291	-21%	8,762

Taxes	-1,124	-1,888	-40%	-6,922

Net income	2,280	2,403	-5%	1,840

Net income attributable to:
Owners of the Parent Company	2,156	2,317		2,223
Non-controlling interests	124	86		-383
Other information
Average number of shares, basic (million)	3,317	3,300		3,306
Earnings (loss) per share, basic (SEK) 2)	0.65	0.70		0.67
Earnings (loss) per share, diluted (SEK) 3)	0.65	0.70		0.67

1)	Includes cost of SEK -10.7 billion in Jan-Dec 2019 related to the resolution of the SEC and the DOJ investigations.
2)	Based on net income (loss) attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Statement of comprehensive income (loss)

	Q1		Jan-Dec 2019
SEK million	2020	2019
Net income (loss)	2,280	2,403	1,840

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-4,683	-2,826	-6,182
Revaluation of borrowings due to change in credit risk	1,725	-427	-651
Tax on items that will not be reclassified to profit or loss	705	656	1,363
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-241	-169	-290
Reclassification adjustments on gains/losses included in profit or loss	70	—	—
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—
Changes in cumulative translation adjustments	2,211	1,407	1,979
Share of other comprehensive income on JV and associated companies	88	38	131
Tax on items that have been or may be reclassified to profit or loss	35	35	60

Total other comprehensive income (loss), net of tax	-90	-1,286	-3,590

Total comprehensive income (loss)	2,190	1,117	-1,750

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	2,162	1,010	-1,403
Non-controlling interests	28	107	-347

21 Ericsson | First Quarter Report 2020	Financial statements

Consolidated balance sheet

SEK million	Mar 31 2020	Dec 31 2019
Assets
Non-current assets
Intangible assets
Capitalized development expenses	4,217	4,040
Goodwill	33,082	31,200
Intellectual property rights, brands and other intangible assets	2,583	2,491
Property, plant and equipment	14,244	13,850
Right-of-use assets	8,589	8,487
Financial assets
Equity in JV and associated companies	1,618	1,565
Other investments in shares and participations	1,410	1,432
Customer finance, non-current	1,843	2,262
Interest-bearing securities, non-current	23,335	20,354
Other financial assets, non-current	7,682	5,614
Deferred tax assets	31,611	31,174

	130,214	122,469

Current assets
Inventories	32,588	30,863
Contract assets	10,256	12,171
Trade receivables	42,572	43,069
Customer finance, current	1,113	1,494
Other current receivables	19,383	14,479
Interest-bearing securities, current	7,834	6,759
Cash and cash equivalents	48,347	45,079

	162,093	153,914

Total assets	292,307	276,383

Equity and liabilities
Equity
Stockholders’ equity	79,841	82,559
Non-controlling interest in equity of subsidiaries	-728	-681

	79,113	81,878

Non-current liabilities
Post-employment benefits	43,029	35,817
Provisions, non-current	2,703	2,679
Deferred tax liabilities	1,060	1,224
Borrowings, non-current	23,381	28,257
Lease liabilities, non-current	7,705	7,595
Other non-current liabilities	2,178	2,114

	80,056	77,686

Current liabilities
Provisions, current	8,357	8,244
Borrowings, current	17,759	9,439
Lease liabilities, current	2,396	2,287
Contract liabilities	34,265	29,041
Trade payables	29,840	30,403
Other current liabilities	40,521	37,405

	133,138	116,819

Total equity and liabilities	292,307	276,383

Assets pledged as collateral	5,866	5,901
Contingent liabilities	1,446	1,527

22 Ericsson | First Quarter Report 2020	Financial statements

Consolidated statement of cash flows

	Q1		Jan-Dec 2019
SEK million	2020	2019
Operating activities
Net income	2,280	2,403	1,840
Adjustments to reconcile net income to cash
Taxes	-420	804	1,652
Earnings/dividends in JV and associated companies	30	24	406
Depreciation, amortization and impairment losses	2,120	2,326	9,089
Other	734	-76	1,079

Net income reconciled to cash	4,744	5,481	14,066

Changes in operating net assets
Inventories	-538	-2,951	261
Customer finance, current and non-current	817	-911	-858
Trade receivables and contract assets	5,559	4,345	10,995
Trade payables	-2,176	20	-372
Provisions and post-employment benefits	218	-3,459	-3,729
Contract liabilities	3,987	8,463	-1,579
Other operating assets and liabilities, net	-8,309	-5,223	-1,911

	-442	284	2,807

Cash flow from operating activities	4,302	5,765	16,873
Investing activities
Investments in property, plant and equipment	-1,113	-1,314	-5,118
Sales of property, plant and equipment	26	232	744
Acquisitions/divestments of subsidiaries and other operations, net	-208	299	-1,505
Product development	-262	-457	-1,545
Other investing activities	-42	-165	-331
Interest-bearing securities	-3,432	4,673	4,214

Cash flow from investing activities	-5,031	3,268	-3,541

Cash flow before financing activities	-729	9,033	13,332
Financing activities
Dividends paid	-9	-986	-4,450
Repayment of lease liabilities	-596	-604	-2,990
Other financing activities	2,036	-1,010	540

Cash flow from financing activities	1,431	-2,600	-6,900

Effect of exchange rate changes on cash	2,566	631	258
Net change in cash and cash equivalents	3,268	7,064	6,690

Cash and cash equivalents, beginning of period	45,079	38,389	38,389

Cash and cash equivalents, end of period	48,347	45,453	45,079

23 Ericsson | First Quarter Report 2020	Financial statements

Consolidated statement of changes in equity

	Jan-Mar		Jan-Dec 2019
SEK million	2020	2019
Opening balance	81,878	87,770	87,770
Adjustment due to new accounting standards 1)	—	-249	-249

Adjusted opening balance	81,878	87,521	87,521

Total comprehensive income (loss)	2,190	1,117	-1,750
Sale/repurchase of own shares	43	43	197
Long-term variable compensation plans	54	139	377
Dividends paid	-5,053	-4,288	-4,450
Transactions with non-controlling interests	1	—	-17

Closing balance	79,113	84,532	81,878

1)	Opening balance adjustment in 2019 due to IFRS 16.

Consolidated income statement - isolated quarters

	2020 Q1	2019
Isolated quarters, SEK million		Q4	Q3	Q2	Q1
Net sales	49,750	66,373	57,127	54,810	48,906
Cost of sales	-29,962	-41,939	-35,587	-34,739	-30,127

Gross income	19,788	24,434	21,540	20,071	18,779

Gross margin (%)	39.8%	36.8%	37.7%	36.6%	38.4%
Research and development expenses	-9,145	-10,633	-9,497	-9,518	-9,167
Selling and administrative expenses	-6,238	-8,222	-4,920	-6,964	-6,031
Impairment losses on trade receivables	-160	-173	200	151	559

Operating expenses	-15,543	-19,028	-14,217	-16,331	-14,639

Other operating income and expenses 1)	89	756	-11,305	66	773
Shares in earnings of JV and associated companies	-28	-37	-214	-67	-17

Operating income (loss)	4,306	6,125	-4,196	3,739	4,896

Financial income and expenses, net	-902	-71	-685	-441	-605

Income after financial items	3,404	6,054	-4,881	3,298	4,291

Taxes	-1,124	-1,570	-2,013	-1,451	-1,888

Net income (loss)	2,280	4,484	-6,894	1,847	2,403

Net income (loss) attributable to:
Owners of the Parent Company	2,156	4,430	-6,229	1,705	2,317
Non-controlling interests	124	54	-665	142	86
Other information
Average number of shares, basic (million)	3,317	3,313	3,308	3,304	3,300
Earnings (loss) per share, basic (SEK) 2)	0.65	1.34	-1.89	0.52	0.70
Earnings (loss) per share, diluted (SEK) 3)	0.65	1.33	-1.89	0.51	0.70

1)	Includes cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 and a partial release of the same provision of SEK 0.7 b. in Q4 2019.
2)	Based on net income (loss) attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

24 Ericsson | First Quarter Report 2020	Financial statements

Consolidated statement of cash flows - isolated quarters

	2020 Q1	2019
Isolated quarters, SEK million		Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	2,280	4,484	-6,894	1,847	2,403
Adjustments to reconcile net income to cash
Taxes	-420	949	-411	310	804
Earnings/ dividends in JV and associated companies	30	33	278	71	24
Depreciation, amortization and impairment losses	2,120	2,290	2,199	2,274	2,326
Other	734	197	508	450	-76

Net income reconciled to cash	4,744	7,953	-4,320	4,952	5,481

Changes in operating net assets
Inventories	-538	5,200	1,077	-3,065	-2,951
Customer finance, current and non-current	817	-66	-265	384	-911
Trade receivables and contract assets	5,559	-3,216	6,528	3,338	4,345
Trade payables	-2,176	688	-2,913	1,833	20
Provisions and post-employment benefits	218	-10,509	10,719	-480	-3,459
Contract liabilities	3,987	-4,413	-3,988	-1,641	8,463
Other operating assets and liabilities, net	-8,309	4,859	151	-1,698	-5,223

	-442	-7,457	11,309	-1,329	284

Cash flow from operating activities	4,302	496	6,989	3,623	5,765

Investing activities
Investments in property, plant and equipment	-1,113	-1,475	-1,231	-1,098	-1,314
Sales of property, plant and equipment	26	206	122	184	232
Acquisitions/divestments of subsidiaries and other operations, net	-208	-1,341	-466	3	299
Product development	-262	-329	-313	-446	-457
Other investing activities	-42	-74	-56	-36	-165
Interest-bearing securities	-3,432	-1,759	-1,114	2,414	4,673

Cash flow from investing activities	-5,031	-4,772	-3,058	1,021	3,268

Cash flow before financing activities	-729	-4,276	3,931	4,644	9,033

Financing activities
Dividends paid	-9	-15	-141	-3,308	-986
Repayment of lease liabilities	-596	-711	-1,052	-623	-604
Other financing activities	2,036	834	1,396	-680	-1,010

Cash flow from financing activities	1,431	108	203	-4,611	-2,600

Effect of exchange rate changes on cash	2,566	-1,936	1,550	13	631
Net change in cash and cash equivalents	3,268	-6,104	5,684	46	7,064

Cash and cash equivalents, beginning of period	45,079	51,183	45,499	45,453	38,389

Cash and cash equivalents, end of period	48,347	45,079	51,183	45,499	45,453

25 Ericsson | First Quarter Report 2020	Financial statements

Parent Company income statement

	Q1		Jan-Dec
SEK million	2020	2019	2019
Net sales	—	—	—
Cost of sales	—	—	—
Gross income	—	—	—
Operating expenses	-251	-521	-1,531
Other operating income and expenses 1)	580	451	-8,148

Operating income	329	-70	-9,679

Financial net	693	-53	6,610

Income after financial items	1,022	-123	-3,069

Transfers to (–) / from untaxed reserves	—	—	-1,961
Taxes	-174	-31	87

Net income (loss)	848	-154	-4,943

1)	Includes costs of SEK -10.7 billion in Jan-Dec 2019 related to the resolution of the SEC and DOJ investigations.

Parent Company statement of comprehensive income (loss)

	Q1		Jan-Dec
SEK million	2020	2019	2019
Net income (loss)	848	-154	-4,943
Revaluation of borrowings due to change in credit risk	1,725	-427	-651
Tax on items that will not be reclassified to profit or loss	-355	88	134

Total other comprehensive income, net of tax	1,370	-339	-517

Total comprehensive income (loss)	2,218	-493	-5,460

26 Ericsson | First Quarter Report 2020	Financial statements

Parent Company balance sheet

	Mar 31	Dec 31
SEK million	2020	2019
Assets
Fixed assets
Intangible assets	49	58
Tangible assets	334	303
Financial assets	111,621	106,156

	112,004	106,517

Current assets
Inventories	—	—
Receivables	25,622	23,166
Short-term investments	7,222	6,328
Cash and cash equivalents	34,531	29,800

	67,374	59,294

Total assets	179,378	165,811

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	29,520	32,222

	77,684	80,386

Provisions	673	668
Non-current liabilities	23,566	28,341
Current liabilities	77,455	56,416

Total stockholders’ equity, provisions and liabilities	179,378	165,811

1} Of which interest-bearing securities, non-current	23,335	20,560

27 Ericsson | First Quarter Report 2020	Financial statements

Additional information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2019 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2020 that are estimated to have a material impact on the result and financial position of the Company.

Covid-19 impacts on the Financial statements

The turbulence in the financial markets due to the Covid-19 pandemic has impacted certain lines within the Company´s financial statements at Q1 2020.

Fiscal stimulus provided by governments worldwide has reduced government bond yields – in Sweden, this has increased the valuation of pensions liabilities by SEK 5.5 b.

Borrowings issued by the Parent Company are held at fair value with changes in value due to changes in credit risk recognized in other comprehensive income (OCI). The widening of credit spreads for corporate bonds in the quarter has decreased the fair value of the borrowings, resulting in a positive impact of SEK 1.7 b. recognized in the OCI.

Foreign exchanges rates have fluctuated significantly during the period. The strengthening of USD against SEK resulted in a loss on the hedge loan balances used to manage FX execution risk of SEK 0.5 b. which is recognized within Financial income and expenses in the in the Consolidated income statement.

In the Consolidated balance sheet, borrowings issued by the Parent Company are denominated in USD and in EUR, which has resulted in an increase in the SEK value by SEK 2.8 b. In general, a weaker SEK has also resulted in a positive currency translation adjustment of SEK 2.2 b. on consolidation, recognized in OCI.

The weaker SEK against USD and EUR also resulted in higher unrealized losses on certain derivatives contracts used to offset balance sheet exposures, thereby increasing the cash collaterals paid to counterparties by SEK 1 b.

The Company currently does not expect material changes to the profitability of future business plans which could impact recoverability of assets such as deferred tax assets and intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired.

The Company has not adjusted any alternative performance measures (APM) for effects directly related to Covid-19 in Q1 2020.

28 Ericsson | First Quarter Report 2020	Additional information

Net sales by segment by quarter

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	35,126	44,448	39,261	37,819	33,481
Of which Products	24,748	31,159	27,500	26,698	23,765
Of which Services	10,378	13,289	11,761	11,121	9,716
Digital Services	7,345	13,168	9,881	8,991	7,817
Of which Products	3,798	7,338	5,594	4,611	3,937
Of which Services	3,547	5,830	4,287	4,380	3,880
Managed Services	5,714	7,027	6,359	6,323	5,856
Emerging Business and Other	1,565	1,730	1,626	1,677	1,752

Total	49,750	66,373	57,127	54,810	48,906

	2020	2019
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
Networks	-21%	13%	4%	13%	-20%
Of which Products	-21%	13%	3%	12%	-20%
Of which Services	-22%	13%	6%	14%	-18%
Digital Services	-44%	33%	10%	15%	-40%
Of which Products	-48%	31%	21%	17%	-47%
Of which Services	-39%	36%	-2%	13%	-30%
Managed Services	-19%	11%	1%	8%	-15%
Emerging Business and Other	-10%	6%	-3%	-4%	-23%

Total	-25%	16%	4%	12%	-23%

	2020	2019
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	5%	7%	9%	17%	17%
Of which Products	4%	5%	9%	20%	22%
Of which Services	7%	12%	11%	10%	6%
Digital Services	-6%	1%	10%	2%	8%
Of which Products	-4%	-2%	22%	3%	0%
Of which Services	-9%	5%	-3%	0%	17%
Managed Services	-2%	2%	-2%	-3%	-1%
Emerging Business and Other	-11%	-24%	-33%	-18%	6%

Total	2%	4%	6%	10%	13%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	35,126	155,009	110,561	71,300	33,481
Of which Products	24,748	109,122	77,963	50,463	23,765
Of which Services	10,378	45,887	32,598	20,837	9,716
Digital Services	7,345	39,857	26,689	16,808	7,817
Of which Products	3,798	21,480	14,142	8,548	3,937
Of which Services	3,547	18,377	12,547	8,260	3,880
Managed Services	5,714	25,565	18,538	12,179	5,856
Emerging Business and Other	1,565	6,785	5,055	3,429	1,752

Total	49,750	227,216	160,843	103,716	48,906

	2020	2019
Year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5%	12%	14%	17%	17%
Of which Products	4%	13%	16%	21%	22%
Of which Services	7%	10%	9%	9%	6%
Digital Services	-6%	5%	6%	4%	8%
Of which Products	-4%	5%	9%	2%	0%
Of which Services	-9%	4%	4%	8%	17%
Managed Services	-2%	-1%	-2%	-2%	-1%
Emerging Business and Other	-11%	-19%	-18%	-7%	6%

Total	2%	8%	9%	11%	13%

29 Ericsson | First Quarter Report 2020	Additional information

Sales growth adjusted for comparable units and currency

	2020	2019
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1
Networks	0%	2%	4%	11%	10%
Digital Services	-9%	-3%	5%	-3%	0%
Managed Services	-5%	-1%	-5%	-6%	-5%
Emerging Business and Other 1)	-8%	9%	-7%	24%	38%

Total 1)	-2%	1%	3%	7%	7%

	2020	2019
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	0%	6%	8%	11%	10%
Digital Services	-9%	-1%	1%	-2%	0%
Managed Services	-5%	-4%	-5%	-6%	-5%
Emerging Business and Other 1)	-8%	14%	15%	30%	38%

Total 1)	-2%	4%	5%	7%	7%

1) Adjusted for MediaKind divestment.
Gross income and gross margin by segment by quarter
	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	15,586	18,265	16,327	15,670	14,455
Digital Services	2,929	4,898	3,749	3,311	2,878
Managed Services	933	1,039	1,136	779	1,036
Emerging Business and Other	340	232	328	311	410

Total	19,788	24,434	21,540	20,071	18,779

	2020	2019
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	44.4%	41.1%	41.6%	41.4%	43.2%
Digital Services	39.9%	37.2%	37.9%	36.8%	36.8%
Managed Services	16.3%	14.8%	17.9%	12.3%	17.7%
Emerging Business and Other	21.7%	13.4%	20.2%	18.5%	23.4%

Total	39.8%	36.8%	37.7%	36.6%	38.4%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15,586	64,717	46,452	30,125	14,455
Digital Services	2,929	14,836	9,938	6,189	2,878
Managed Services	933	3,990	2,951	1,815	1,036
Emerging Business and Other	340	1,281	1,049	721	410

Total	19,788	84,824	60,390	38,850	18,779

	2020	2019
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.4%	41.8%	42.0%	42.3%	43.2%
Digital Services	39.9%	37.2%	37.2%	36.8%	36.8%
Managed Services	16.3%	15.6%	15.9%	14.9%	17.7%
Emerging Business and Other	21.7%	18.9%	20.8%	21.0%	23.4%

Total	39.8%	37.3%	37.5%	37.5%	38.4%

30 Ericsson | First Quarter Report 2020	Additional information

Operating income (loss) and operating margin by segment by quarter

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	5,827	6,399	7,216	5,680	5,472
Digital Services	-1,417	-164	-660	-1,405	-1,798
Managed Services	408	292	562	203	1,252
Emerging Business and Other	-512	-402	-11,314	-739	-30

Total	4,306	6,125	-4,196	3,739	4,896

	2020	2019
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	16.6%	14.4%	18.4%	15.0%	16.3%
Digital Services	-19.3%	-1.2%	-6.7%	-15.6%	-23.0%
Managed Services	7.1%	4.2%	8.8%	3.2%	21.4%
Emerging Business and Other	-32.7%	-23.2%	-695.8%	-44.1%	-1.7%

Total	8.7%	9.2%	-7.3%	6.8%	10.0%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,827	24,767	18,368	11,152	5,472
Digital Services	-1,417	-4,027	-3,863	-3,203	-1,798
Managed Services	408	2,309	2,017	1,455	1,252
Emerging Business and Other	-512	-12,485	-12,083	-769	-30

Total	4,306	10,564	4,439	8,635	4,896

	2020	2019
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.6%	16.0%	16.6%	15.6%	16.3%
Digital Services	-19.3%	-10.1%	-14.5%	-19.1%	-23.0%
Managed Services	7.1%	9.0%	10.9%	11.9%	21.4%
Emerging Business and Other	-32.7%	-184.0%	-239.0%	-22.4%	-1.7%

Total	8.7%	4.6%	2.8%	8.3%	10.0%

31 Ericsson | First Quarter Report 2020	Additional information

EBITA and EBITA margin by segment by quarter

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	5,957	6,447	7,253	5,716	5,552
Digital Services	-1,283	-23	-521	-1,268	-1,638
Managed Services	409	293	563	205	1,253
Emerging Business and Other	-456	-323	-11,262	-688	43

Total	4,627	6,394	-3,967	3,965	5,210

	2020	2019
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	17.0%	14.5%	18.5%	15.1%	16.6%
Digital Services	-17.5%	-0.2%	-5.3%	-14.1%	-21.0%
Managed Services	7.2%	4.2%	8.9%	3.2%	21.4%
Emerging Business and Other	-29.1%	-18.7%	-692.6%	-41.0%	2.5%

Total	9.3%	9.6%	-6.9%	7.2%	10.7%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,957	24,968	18,521	11,268	5,552
Digital Services	-1,283	-3,450	-3,427	-2,906	-1,638
Managed Services	409	2,314	2,021	1,458	1,253
Emerging Business and Other	-456	-12,230	-11,907	-645	43

Total	4,627	11,602	5,208	9,175	5,210

	2020	2019
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17.0%	16.1%	16.8%	15.8%	16.6%
Digital Services	-17.5%	-8.7%	-12.8%	-17.3%	-21.0%
Managed Services	7.2%	9.1%	10.9%	12.0%	21.4%
Emerging Business and Other	-29.1%	-180.3%	-235.5%	-18.8%	2.5%

Total	9.3%	5.1%	3.2%	8.8%	10.7%

32 Ericsson | First Quarter Report 2020	Additional information

Net sales by market area by quarter

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	5,917	9,231	7,432	6,965	6,148
North East Asia	3,907	9,704	6,356	6,516	3,824
North America	17,911	17,368	18,985	17,699	16,171
Europe and Lath America 1) 2)	12,241	17,489	14,308	14,085	13,124
Middle East and Africa	5,829	8,426	6,046	5,641	5,412
Other 1) 2)	3,945	4,155	4,000	3,904	4,227

Total	49,750	66,373	57,127	54,810	48,906

1) Of which in Sweden	227	235	13	149	192
2) Of which in EU*	6,259	10,572	8,815	8,385	7,957

	2020	2019
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-36%	24%	7%	13%	-25%
North East Asia	-60%	53%	-2%	70%	-54%
North America	3%	-9%	7%	9%	-10%
Europe and Latin America 1) 2)	-30%	22%	2%	7%	-27%
Middle East and Africa	-31%	39%	7%	4%	-21%
Other 1) 2)	-5%	4%	2%	-8%	-5%

Total	-25%	16%	4%	12%	-23%

1) Of which in Sweden	-3%	1708%	-91%	-22%	-49%
2) Of which in EU*	-29%	20%	5%	5%	-23%

	2020	2019
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-4%	12%	-7%	0%	-4%
North East Asia	2%	16%	10%	37%	13%
North America	11%	-4%	27%	23%	43%
Europe and Latin America 1) 2)	-7%	-2%	-3%	1%	1%
Middle East and Africa	8%	23%	4%	-3%	-8%
Other 1) 2)	-7%	-6%	-13%	-1%	21%

Total	2%	4%	6%	10%	13%

1) Of which in Sweden	18%	-37%	-97%	-75%	-79%
2) Of which in EU*	-4%	2%	4%	-3%	-7%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	5,917	29,776	20,545	13,113	6,148
North East Asia	3,907	26,400	16,696	10,340	3,824
North America	17,911	70,223	52,855	33,870	16,171
Europe and Latin America 1) 2)	12,241	59,006	41,517	27,209	13,124
Middle East and Africa	5,829	25,525	17,099	11,053	5,412
Other 1) 2)	3,945	16,286	12,131	8,131	4,227

Total	49,750	227,216	160,843	103,716	48,906

1) Of which in Sweden	227	589	354	341	192
2) Of which in EU*	6,259	35,729	25,157	16,342	7,957

	2020	2019
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-4%	1%	-4%	-2%	-4%
North East Asia	2%	18%	20%	27%	13%
North America	11%	20%	30%	32%	43%
Europe and Latin America 1) 2)	-7%	-1%	0%	1%	1%
Middle East and Africa	8%	5%	-2%	-5%	-8%
Other 1) 2)	-7%	-1%	1%	9%	21%

Total	2%	8%	9%	11%	13%

1) Of which in Sweden	18%	-75%	-82%	-77%	-79%
2) Of which in EU*	-4%	-1%	-2%	-5%	-7%

*)	No sales to UK are included as from 2020.

33 Ericsson | First quarter report 2020	Additional information

Top 5 countries in sales

	Q1		Jan-Dec
Country, percentage of net sales	2020	2019	2019
United States	38%	35%	32%
Japan	4%	3%	4%
China	4%	5%	7%
Saudi Arabia	4%	3%	3%
Australia	3%	3%	3%

Net sales by market area by segment

	Q1 2020
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	4,209	772	919	17	5,917
North East Asia	2,781	857	203	66	3,907
North America	15,230	1,547	1,122	12	17,911
Europe and Latin America	7,205	2,384	2,566	86	12,241
Middle East and Africa	3,576	1,343	903	7	5,829
Other	2,125	442	1	1,377	3,945

Total	35,126	7,345	5,714	1,565	49,750

Share of total	71%	15%	11%	3%	100%

	Q1 2020
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-38%	-44%	-12%	0%	-36%
North East Asia	-62%	-56%	-39%	-24%	-60%
North America	15%	-47%	-6%	-25%	3%
Europe and Latin America	-28%	-41%	-23%	-21%	-30%
Middle East and Africa	-27%	-44%	-19%	-46%	-31%
Other	-4%	0%	—	-7%	-5%

Total	-21%	-44%	-19%	-10%	-25%

	Q1 2020
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-7%	-6%	18%	42%	-4%
North East Asia	-1%	22%	-23%	65%	2%
North America	15%	-14%	5%	-45%	11%
Europe and Latin America	-5%	-8%	-11%	-8%	-7%
Middle East and Africa	15%	-7%	5%	250%	8%
Other	-3%	-3%	—	-13%	-7%

Total	5%	-6%	-2%	-11%	2%

34 Ericsson | First Quarter Report 2020	Additional information

IPR licensing revenues by segment by quarter

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	2,019	2,014	1,972	1,845	2,066
Digital Services	443	443	433	404	454

Total	2,462	2,457	2,405	2,249	2,520

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2,019	7,897	5,883	3,911	2,066
Digital Services	443	1,734	1,291	858	454

Total	2,462	9,631	7,174	4,769	2,520

Provisions

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Opening balance	10,923	22,007	11,358	12,033	16,008
Additions 1)	793	2,438	12,774	1,423	1,401
Utilization/Cash out 1)	-673	-12,529	-2,151	-2,084	-1,676
Of which restructuring	-186	-143	-711	-378	-557
Reversal of excess amounts	-124	-842	-128	-88	-125
Reclassification, translation difference and other	141	-151	154	74	-3,575

Closing balance	11,060	10,923	22,007	11,358	12,033

Of which restructuring	1,202	1,095	1,099	1,743	2,059

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	10,923	16,008	16,008	16,008	16,008
Additions	793	7,172	15,598	2,824	1,401
Utilization/Cash out	-673	-7,576	-5,911	-3,760	-1,676
Of which restructuring	-186	-1,789	-1,646	-935	-557
Reversal of excess amounts	-124	-1,183	-341	-213	-125
Reclassification, translation difference and other	141	-3,498	-3,347	-3,501	-3,575

Closing balance	11,060	10,923	22,007	11,358	12,033

Of which restructuring	1,202	1,095	1,099	1,743	2,059

1)	Includes additions of cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019. Includes payment of SEK 10.1 b. to SEC and DOJ in Q4 2019.

35 Ericsson | First Quarter Report 2020	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,113	1,475	1,231	1,098	1,314
Capitalized development expenses	262	329	313	446	457
IPR, brands and other intangible assets	1	1	2	—	1

Total	1,376	1,805	1,546	1,544	1,772

Depreciation, amortization and impairment losses
Property, plant and equipment	1,009	1,100	1,048	919	880
Capitalized development expenses	174	256	330	449	520
Goodwill, IPR, brands and other intangible assets	321	269	229	226	314

Total	1,504	1,625	1,607	1,594	1,714

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	1,113	5,118	3,643	2,412	1,314
Capitalized development expenses	262	1,545	1,216	903	457
IPR, brands and other intangible assets	1	4	3	1	1

Total	1,376	6,667	4,862	3,316	1,772

Depreciation, amortization and impairment losses
Property, plant and equipment	1,009	3,947	2,847	1,799	880
Capitalized development expenses	174	1,555	1,299	969	520
Goodwill, IPR, brands and other intangible assets	321	1,038	769	540	314

Total	1,504	6,540	4,915	3,308	1,714

36 Ericsson | First Quarter Report 2020	Additional information

Other information

	Q1		Jan-Dec
SEK million	2020	2019	2019
Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072
Number of treasury shares, end of period (million)	15	33	20
Number of shares outstanding, basic, end of period (million)	3,319	3,302	3,314
Numbers of shares outstanding, diluted, end of period (million)	3,329	3,326	3,328
Average number of treasury shares (million)	17	34	28
Average number of shares outstanding, basic (million)	3,317	3,300	3,306
Average number of shares outstanding, diluted (million) 1)	3,328	3,325	3,320
Earnings (loss) per share, basic (SEK) 2)	0.65	0.70	0.67
Earnings (loss) per share, diluted (SEK) 1)	0.65	0.70	0.67
Earnings (loss) per share (Non-IFRS), diluted (SEK) 3)	0.79	0.80	1.07
Ratios
Days sales outstanding	94	108	75
Inventory turnover days	97	94	77
Payable days	92	92	77
Alternative Performance Measures (APMs)
Equity ratio (%)	27.1%	29.8%	29.6%
Return on equity (%)	10.6%	10.8%	2.6%
Return on capital employed (%)	10.2%	12.6%	6.7%
Capital turnover (times)	1.2	1.3	1.4
Free cash flow	2,107	3,756	6,128
Free cash flow before M&A	2,315	3,457	7,633
Exchange rates used in the consolidation
SEK/EUR- closing rate	11.09	10.40	10.43
SEK/USD- closing rate	10.13	9.26	9.32

Other
Market area inventory, end of period	20,201	19,346	17,530
Export sales from Sweden	27,402	22,486	120,822

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income (loss) attributable to owners of the Parent Company.
3)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

Number of employees

	2020	2019
End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	24,942	24,559	24,322	23,942	24,051
North East Asia	13,786	13,783	13,608	13,334	13,169
North America	9,718	9,643	9,487	9,342	9,246
Europe and Latin America 1)	46,402	47,135	44,150	43,846	43,833
Middle East and Africa	4,247	4,297	4,320	4,292	4,281

Total	99,095	99,417	95,887	94,756	94,580

1) Of which Sweden	12,746	12,730	12,679	12,549	12,455

37 Ericsson | First Quarter Report 2020	Additional information

Items excluding restructuring charges

Restructuring charges by function

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cost of sales	-335	-218	-28	-26	-65
Research and development expenses	39	-79	-98	-49	-118
Selling and administrative expenses	-5	-30	-21	-43	-23

Total	-301	-327	-147	-118	-206

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-335	-337	-119	-91	-65
Research and development expenses	39	-344	-265	-167	-118
Selling and administrative expenses	-5	-117	-87	-66	-23

Total	-301	-798	-471	-324	-206

Restructuring charges by segment

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	-75	-48	-5	-5	-10
of which cost of sales	-72	-24	12	9	-3
of which operating expenses	-3	-24	-17	-14	-7
Digital Services	20	-206	-128	-93	-187
of which cost of sales	-16	-125	-32	-27	-60
of which operating expenses	36	-81	-96	-66	-127
Managed Services	-245	-42	-2	1	-2
of which cost of sales	-245	-40	-2	3	-1
of which operating expenses	0	-2	0	-2	-1
Emerging Business and Other	-1	-31	-12	-21	-7
of which cost of sales	-2	-29	-6	-11	-1
of which operating expenses	1	-2	-6	-10	-6

Total	-301	-327	-147	-118	-206

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-75	-68	-20	-15	-10
of which cost of sales	-72	-6	18	6	-3
of which operating expenses	-3	-62	-38	-21	-7
Digital Services	20	-614	-408	-280	-187
of which cost of sales	-16	-244	-119	-87	-60
of which operating expenses	36	-370	-289	-193	-127
Managed Services	-245	-45	-3	-1	-2
of which cost of sales	-245	-40	0	2	-1
of which operating expenses	0	-5	-3	-3	-1
Emerging Business and Other	-1	-71	-40	-28	-7
of which cost of sales	-2	-47	-18	-12	-1
of which operating expenses	1	-24	-22	-16	-6

Total	-301	-798	-471	-324	-206

38 Ericsson | First Quarter Report 2020	Items excluding restructuring charges

Gross income and gross margin excluding restructuring charges by segment

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	15,658	18,289	16,315	15,661	14,458
Digital Services	2,945	5,023	3,781	3,338	2,938
Managed Services	1,178	1,079	1,138	776	1,037
Emerging Business and Other	342	261	334	322	411

Total	20,123	24,652	21,568	20,097	18,844

	2020	2019
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	44.6%	41.1%	41.6%	41.4%	43.2%
Digital Services	40.1%	38.1%	38.3%	37.1%	37.6%
Managed Services	20.6%	15.4%	17.9%	12.3%	17.7%
Emerging Business and Other	21.9%	15.1%	20.5%	19.2%	23.5%

Total	40.4%	37.1%	37.8%	36.7%	38.5%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15,658	64,723	46,434	30,119	14,458
Digital Services	2,945	15,080	10,057	6,276	2,938
Managed Services	1,178	4,030	2,951	1,813	1,037
Emerging Business and Other	342	1,328	1,067	733	411

Total	20,123	85,161	60,509	38,941	18,844

	2020	2019
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.6%	41.8%	42.0%	42.2%	43.2%
Digital Services	40.1%	37.8%	37.7%	37.3%	37.6%
Managed Services	20.6%	15.8%	15.9%	14.9%	17.7%
Emerging Business and Other	21.9%	19.6%	21.1%	21.4%	23.5%

Total	40.4%	37.5%	37.6%	37.5%	38.5%

39 Ericsson | First Quarter Report 2020	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	5,902	6,447	7,221	5,685	5,482
Digital Services	-1,437	42	-532	-1,312	-1,611
Managed Services	653	334	564	202	1,254
Emerging Business and Other	-511	-371	-11,302	-718	-23

Total	4,607	6,452	-4,049	3,857	5,102

	2020	2019
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	16.8%	14.5%	18.4%	15.0%	16.4%
Digital Services	-19.6%	0.3%	-5.4%	-14.6%	-20.6%
Managed Services	11.4%	4.8%	8.9%	3.2%	21.4%
Emerging Business and Other	-32.7%	-21.4%	-695.1%	-42.8%	-1.3%

Total	9.3%	9.7%	-7.1%	7.0%	10.4%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5,902	24,835	18,388	11,167	5,482
Digital Services	-1,437	-3,413	-3,455	-2,923	-1,611
Managed Services	653	2,354	2,020	1,456	1,254
Emerging Business and Other	-511	-12,414	-12,043	-741	-23

Total	4,607	11,362	4,910	8,959	5,102

	2020	2019
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.8%	16.0%	16.6%	15.7%	16.4%
Digital Services	-19.6%	-8.6%	-12.9%	-17.4%	-20.6%
Managed Services	11.4%	9.2%	10.9%	12.0%	21.4%
Emerging Business and Other	-32.7%	-183.0%	-238.2%	-21.6%	-1.3%

Total	9.3%	5.0%	3.1%	8.6%	10.4%

40 Ericsson | First Quarter Report 2020	Items excluding restructuring charges

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2019.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2020	2019
Isolated quarters, year over year change	Q1	Q4	Q3	Q2	Q1
Reported net sales	49,750	66,373	57,127	54,810	48,906
Acquired business	-319	-96	—	—	—
Net FX impact	-1,654	-2,748	-2,457	-2,538	-2,932
Comparable net sales, excluding FX impact	47,777	63,529	54,670	52,272	45,974
Comparable quarter net sales adjusted for divested business 1)	48,798	63,037	53,077	49,055	42,961
Sales growth adjusted for comparable units and currency (%)	-2%	1%	3%	7%	7%

	2020	2019
Year to date, year over year change	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	49,750	227,216	160,843	103,716	48,906
Acquired business	-319	-96	—	—	—
Net FX impact	-1,654	-10,675	-7,927	-5,470	-2,932
Comparable net sales, excluding FX impact	47,777	216,445	152,916	98,246	45,974
Comparable year to date net sales adjusted for divested business 1)	48,798	208,130	145,093	92,016	42,961
Sales growth adjusted for comparable units and currency (%)	-2%	4%	5%	7%	7%

1)	Adjusted for MediaKind divestment.

41 Ericsson | First Quarter Report 2020	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Gross income	19,788	24,434	21,540	20,071	18,779
Net sales	49,750	66,373	57,127	54,810	48,906
Gross margin (%)	39.8%	36.8%	37.7%	36.6%	38.4%

Gross income	19,788	24,434	21,540	20,071	18,779
Restructuring charges included in cost of sales	335	218	28	26	65
Gross income excluding restructuring charges	20,123	24,652	21,568	20,097	18,844
Net sales	49,750	66,373	57,127	54,810	48,906
Gross margin excluding restructuring charges (%)	40.4%	37.1%	37.8%	36.7%	38.5%

Operating expenses	-15,543	-19,028	-14,217	-16,331	-14,639
Restructuring charges included in R&D expenses	-39	79	98	49	118
Restructuring charges included in selling and administrative expenses	5	30	21	43	23
Operating expenses excluding restructuring charges	-15,577	-18,919	-14,098	-16,239	-14,498

Operating income (loss)	4,306	6,125	-4,196	3,739	4,896
Net sales	49,750	66,373	57,127	54,810	48,906
Operating margin (%)	8.7%	9.2%	-7.3%	6.8%	10.0%

Operating income (loss)	4,306	6,125	-4,196	3,739	4,896
Total restructuring charges	301	327	147	118	206
Operating income (loss) excluding restructuring charges	4,607	6,452	-4,049	3,857	5,102
Net sales	49,750	66,373	57,127	54,810	48,906
Operating margin excluding restructuring charges (%)	9.3%	9.7%	-7.1%	7.0%	10.4%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	19,788	84,824	60,390	38,850	18,779
Net sales	49,750	227,216	160,843	103,716	48,906
Gross margin (%)	39.8%	37.3%	37.5%	37.5%	38.4%

Gross income	19,788	84,824	60,390	38,850	18,779
Restructuring charges included in cost of sales	335	337	119	91	65
Gross income excluding restructuring charges	20,123	85,161	60,509	38,941	18,844
Net sales	49,750	227,216	160,843	103,716	48,906
Gross margin excluding restructuring charges (%)	40.4%	37.5%	37.6%	37.5%	38.5%

Operating expenses	-15,543	-64,215	-45,187	-30,970	-14,639
Restructuring charges included in R&D expenses	-39	344	265	167	118
Restructuring charges included in selling and administrative expenses	5	117	87	66	23
Operating expenses excluding restructuring charges	-15,577	-63,754	-44,835	-30,737	-14,498

Operating income (loss)	4,306	10,564	4,439	8,635	4,896
Net sales	49,750	227,216	160,843	103,716	48,906
Operating margin (%)	8.7%	4.6%	2.8%	8.3%	10.0%

Operating income (loss)	4,306	10,564	4,439	8,635	4,896
Total restructuring charges	301	798	471	324	206
Operating income (loss) excluding restructuring charges	4,607	11,362	4,910	8,959	5,102
Net sales	49,750	227,216	160,843	103,716	48,906
Operating margin excluding restructuring charges (%)	9.3%	5.0%	3.1%	8.6%	10.4%

42 Ericsson | First Quarter Report 2020	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss)	2,280	4,484	-6,894	1,847	2,403
Taxes	1,124	1,570	2,013	1,451	1,888
Financial income and expenses, net	902	71	685	441	605
Amortization and write-downs of acquired intangibles	321	269	229	226	314
EBITA	4,627	6,394	-3,967	3,965	5,210
Net sales	49,750	66,373	57,127	54,810	48,906
EBITA margin (%)	9.3%	9.6%	-6.9%	7.2%	10.7%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	2,280	1,840	-2,644	4,250	2,403
Taxes	1,124	6,922	5,352	3,339	1,888
Financial income and expenses, net	902	1,802	1,731	1,046	605
Amortization and write-downs of acquired intangibles	321	1,038	769	540	314
EBITA	4,627	11,602	5,208	9,175	5,210
Net sales	49,750	227,216	160,843	103,716	48,906
EBITA margin (%)	9.3%	5.1%	3.2%	8.8%	10.7%

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as a percentage.

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss)	2,280	4,484	-6,894	1,847	2,403
Net income reconciled to cash	4,744	7,953	-4,320	4,952	5,481
Cash flow from operating activities	4,302	496	6,989	3,623	5,765
Cash conversion (%)	90.7%	6.2%	-161.8%	73.2%	105.2%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	2,280	1,840	-2,644	4,250	2,403
Net income reconciled to cash	4,744	14,066	6,113	10,433	5,481
Cash flow from operating activities	4,302	16,873	16,377	9,388	5,765
Cash conversion (%)	90.7%	120.0%	267.9%	90.0%	105.2%

43 Ericsson | First Quarter Report 2020	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2020	2019
SEK million	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	48,347	45,079	51,183	45,498	45,453
+ Interest-bearing securities, current	7,834	6,759	5,866	6,367	3,183
+ Interest-bearing securities, non-current	23,335	20,354	19,157	17,091	23,022
Gross cash, end of period	79,516	72,192	76,206	68,956	71,658
- Borrowings, current	17,759	9,439	1,622	2,160	3,015
- Borrowings, non-current	23,381	28,257	37,153	33,040	32,533
Net cash, end of period	38,376	34,496	37,431	33,756	36,110

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2020	2019
SEK million	Q1	Q4	Q3	Q2	Q1
Total assets	292,307	276,383	288,531	280,447	283,958

Non-interest-bearing provisions and liabilities
Provisions, non-current	2,703	2,679	2,308	2,646	2,670
Deferred tax liabilities	1,060	1,224	857	1,178	792
Other non-current liabilities	2,178	2,114	2,163	2,160	2,118
Provisions, current	8,357	8,244	19,699	8,712	9,363
Contract liabilities	34,265	29,041	34,499	37,264	38,605
Trade payables	29,840	30,403	30,672	31,388	30,842
Other current liabilities	40,521	37,405	34,624	33,351	38,528
Capital employed	173,383	165,273	163,709	163,748	161,040

Capital turnover

Annualized net sales divided by average capital employed.

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	49,750	66,373	57,127	54,810	48,906
Annualized net sales	199,000	265,492	228,508	219,240	195,624
Average capital employed
Capital employed at beginning of period	165,273	163,709	163,748	161,040	149,615
Capital employed at end of period	173,383	165,273	163,709	163,748	161,040
Average capital employed	169,328	164,491	163,729	162,394	155,328
Capital turnover (times)	1.2	1.6	1.4	1.4	1.3

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	49,750	227,216	160,843	103,716	48,906
Annualized net sales	199,000	227,216	214,457	207,432	195,624
Average capital employed
Capital employed at beginning of period	165,273	149,615	149,615	149,615	149,615
Capital employed at end of period	173,383	165,273	163,709	163,748	161,040
Average capital employed	169,328	157,444	156,662	156,682	155,328
Capital turnover (times)	1.2	1.4	1.4	1.3	1.3

44 Ericsson | First Quarter Report 2020	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) as a percentage of average capital employed.

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	4,306	6,125	-4,196	3,739	4,896
Annualized operating income (loss)	17,224	24,500	-16,784	14,956	19,584
Average capital employed
Capital employed at beginning of period	165,273	163,709	163,748	161,040	149,615
Capital employed at end of period	173,383	165,273	163,709	163,748	161,040
Average capital employed	169,328	164,491	163,729	162,394	155,328
Return on capital employed (%)	10.2%	14.9%	-10.3%	9.2%	12.6%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	4,306	10,564	4,439	8,635	4,896
Annualized operating income (loss)	17,224	10,564	5,919	17,270	19,584
Average capital employed
Capital employed at beginning of period	165,273	149,615	149,615	149,615	149,615
Capital employed at end of period	173,383	165,273	163,709	163,748	161,040
Average capital employed	169,328	157,444	156,662	156,682	155,328
Return on capital employed (%)	10.2%	6.7%	3.8%	11.0%	12.6%

Equity ratio

Equity expressed as a percentage of total assets.

	2020	2019
SEK million	Q1	Q4	Q3	Q2	Q1
Total equity	79,113	81,878	77,475	84,533	84,532
Total assets	292,307	276,383	288,531	280,447	283,958
Equity ratio (%)	27.1%	29.6%	26.9%	30.1%	29.8%

Return on equity

Annualized net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	2,156	4,430	-6,229	1,705	2,317
Annualized	8,624	17,720	-24,916	6,820	9,268
Average stockholders’ equity
Stockholders’ equity, beginning of period	82,559	78,200	84,488	84,619	86,978
Stockholders’ equity, end of period	79,841	82,559	78,200	84,488	84,619
Average stockholders’ equity	81,200	80,380	81,344	84,554	85,799
Return on equity (%)	10.6%	22.0%	-30.6%	8.1%	10.8%

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	2,156	2,223	-2,207	4,022	2,317
Annualized	8,624	2,223	-2,943	8,044	9,268
Average stockholders’ equity
Stockholders’ equity, beginning of period	82,559	86,978	86,978	86,978	86,978
Stockholders’ equity, end of period	79,841	82,559	78,200	84,488	84,619
Average stockholders’ equity	81,200	84,769	82,589	85,733	85,799
Return on equity (%)	10.6%	2.6%	-3.6%	9.4%	10.8%

45 Ericsson | First Quarter Report 2020	Alternative performance measures

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2020	2019
Isolated quarters, SEK	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	0.65	1.33	-1.89	0.51	0.70
Restructuring charges	0.07	0.07	0.04	0.02	0.05
Amortization and write-downs of acquired intangibles	0.07	0.06	0.05	0.06	0.05
Earnings (loss) per share (non-IRFS)	0.79	1.46	-1.80	0.59	0.80

	2020	2019
Year to date, SEK	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	0.65	0.67	-0.67	1.21	0.70
Restructuring charges	0.07	0.18	0.11	0.07	0.05
Amortization and write-downs of acquired intangibles	0.07	0.22	0.16	0.11	0.05
Earnings (loss) per share (non-IRFS)	0.79	1.07	-0.40	1.39	0.80

Free cash flow and free cash flow before M&A

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

	2020	2019
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	4,302	496	6,989	3,623	5,765
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,113	-1,475	-1,231	-1,098	-1,314
Sales of property, plant and equipment	26	206	122	184	232
Product development	-262	-329	-313	-446	-457
Other investing activities	-42	-74	-56	-36	-165
Repayment of lease liabilities	-596	-711	-1,052	-623	-604
Free cash flow before M&A	2,315	-1,887	4,459	1,604	3,457
Acquisitions/divestments of subsidiaries and other operations, net	-208	-1,341	-466	3	299
Free cash flow	2,107	-3,228	3,993	1,607	3,756

	2020	2019
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	4,302	16,873	16,377	9,388	5,765
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,113	-5,118	-3,643	-2,412	-1,314
Sales of property, plant and equipment	26	744	538	416	232
Product development	-262	-1,545	-1,216	-903	-457
Other investing activities	-42	-331	-257	-201	-165
Repayment of lease liabilities	-596	-2,990	-2,279	-1,227	-604
Free cash flow before M&A	2,315	7,633	9,520	5,061	3,457
Acquisitions/divestments of subsidiaries and other operations, net	-208	-1,505	-164	302	299
Free cash flow	2,107	6,128	9,356	5,363	3,756

46 Ericsson | First Quarter Report 2020	Alternative performance measures